Exhibit 99.1

HQ/CS/CL.24B/15333

12 February 2014

Sir,

Sub: Un-audited Financial Results for the period ended 31 December 2013.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges the following documents are submitted:

a)	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2013, which has been approved by the Board of Directors in their meeting, held on 12 February 2014.

b)	Limited Review Report of the auditors on the unaudited financial results for the quarter ended 31 December 2013.

c)	The press release in this regards is also attached.

Thanking you,

Yours faithfully,
For Tata Communications Limited

Satish Ranade
Company Secretary

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos.: 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block BandraKurlaComplex, Mumbai 400098 India

Regd. Office: VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A.	STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Part I

		Standalone
		For the quarter ended			For the nine months ended		For the year ended
	Particulars	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations

	a. Revenue from Operations	115983	121923	108923	351971	326589	441612

	b. Other operating income	4235	—	—	4235	—	—

	c. Total Income from Operations (1a to 1b)	120218	121923	108923	356206	326589	441612

2	Expenses

	a. Network and transmission	45502	51893	47261	147316	150124	196320
	b. Employee benefit	16685	15588	14286	47903	48273	63946
	c. Depreciation and amortization	18573	19129	19701	56761	56450	76240
	d. Other	25137	24246	18808	70594	60918	81325

	e. Total Expenditure (2a to 2d)	105897	110856	100056	322574	315765	417831

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	14321	11067	8867	33632	10824	23781

4	Other Income	8066	12244	6452	26756	31183	38022

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	22387	23311	15319	60388	42007	61803

6	Finance Cost	1447	1577	3162	4610	9811	11969

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	20940	21734	12157	55778	32196	49834

8	Exceptional Items gain/(loss)	—	(13489)	(2501)	8133	(2501)	15835

9	Profit / (Loss) from Ordinary Activities before Tax (7+8)	20940	8245	9656	63911	29695	65669

10	Tax Expense	6882	3565	2896	22002	9125	18145

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	14058	4680	6760	41909	20570	47524

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

( in Lakhs)

A.	STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Part I

		Standalone
		For the quarter ended			For the nine months ended		For the year ended
	Particulars	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

13	Net Profit/(Loss) for the period (11 - 12)	14058	4680	6760	41909	20570	47524

14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500
15	Paid up Debt Capital						77470
16	Reserves excluding Revaluation Reserve						702495
17	Debenture Redemption Reserve						35013

18	Earnings Per Share (EPS)	4.93	1.64	2.37	14.70	7.22	16.68
	Basic and diluted earnings per share before and after Extraordinary Items ( )

A.	STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Part II

	For the quarter ended			For the nine months ended		For the year ended
A) Particulars of Shareholding	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
1. Public shareholding
a. Number of shares	71266785	71266785	52155457	71266785	52155457	53803177
b. Percentage of shareholding	25.01%	25.01%	18.30%	25.01%	18.30%	18.88%

2. Promoters and Promoter Group Shareholding
a. Pledged / Encumbered
- Number of Shares	10000000	10000000	10000000	10000000	10000000	10000000
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.68%	4.68%	4.61%	4.68%	4.61%	4.61%
- Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%	3.51%	3.51%
b. Non-encumbered
- Number of Shares	203733215	203733215	207028873	203733215	207028873	207028873
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.32%	95.32%	95.39%	95.32%	95.39%	95.39%
- Percentage of Shares (as a % of the total share capital of the Company)	71.48%	71.48%	72.64%	71.48%	72.64%	72.64%

3. Shares held by custodian and against which Depository Receipts have been issued-
(I) Promoters and promoters group	—	—	—	—	—	—
(II) Public	—	—	15815670	—	15815670	14167950

Particulars	Quarter ended on 31.12.2013
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	0
Disposed off during the quarter	0
Remaining unresolved at the end of the quarter	Nil

( in Lakhs)

B.	STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Part I

		Consolidated
		For the quarter ended			For the nine months ended		For the year ended
	Particulars	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

1	Income from Operations

	a. Revenue from Operations	495365	495261	443411	1440424	1281249	1721295

	b. Other operating income	4235	—	—	4235	—	—

	c. Total Income from Operations (1a to 1b)	499600	495261	443411	1444659	1281249	1721295

2	Expenses

	a. Network Costs	269210	270612	253036	789603	726098	978058
	b. Employee benefits	61675	58630	56823	180526	180660	241146
	c. Depreciation and Amortisation	52021	54311	54004	156704	159977	202705
	d. Other	87094	82381	73446	244116	217174	296120

	e. Total Expenditure (2a to 2d)	470000	465934	437309	1370949	1283909	1718029

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	29600	29327	6102	73710	(2660)	3266

4	Other Income / (Expense), Net	2460	3934	4019	9030	18522	22659

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	32060	33261	10121	82740	15862	25925

6	Finance Costs	19756	20100	18883	56485	60633	79414

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	12304	13161	(8762)	26255	(44771)	(53489)

8	Exceptional Items gain/(loss)	—	—	(7914)	21622	(7914)	10418

9	Profit / (Loss) from Ordinary Activities before Tax (7+8)	12304	13161	(16676)	47877	(52685)	(43071)

10	Tax Expense	8695	5112	4046	26791	11212	22020

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	3609	8049	(20722)	21086	(63897)	(65091)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit / (Loss) for the period (11 - 12)	3609	8049	(20722)	21086	(63897)	(65091)

( in Lakhs)

B.	STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Part I

		Consolidated
		For the quarter ended			For the nine months ended		For the year ended
	Particulars	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
14	Share in Profit / (Loss) of Associates	64	28	(36)	167	(12)	25

15	Minority Interest	(22)	(41)	657	(114)	2098	2735

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	3651	8036	(20101)	21139	(61811)	(62331)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve						93340

19	Debenture Redemption Reserve						35013

20	Earnings Per Share (EPS)	1.28	2.82	(7.05)	7.42	(21.69)	(21.87)
	Basic and diluted earnings per share before and after Extraordinary Items ( )

C.	Standalone Business Segment Information:

					( in Lakhs)

	Standalone
	For the quarter ended			For the nine months ended		For the year ended
Particulars	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	27686	31986	26335	89528	88298	119311
Global Data and Managed Services	92532	89937	82588	266678	238291	322301

Total	120218	121923	108923	356206	326589	441612

Segment result
Global Voice Solutions	(2687)	(3136)	(5748)	(9427)	(13066)	(14423)
Global Data and Managed Services	73761	70986	66124	212053	183871	251273

Total	71074	67850	60376	202626	170805	236850

Less:
(i) Finance Cost	1447	1577	3162	4610	9811	11969
(ii) Other Unallocable Expenses (net)*	48687	58028	47558	134105	131299	159212

Profit / (Loss) before Taxes	20940	8245	9656	63911	29695	65669

* Includes Exceptional Items gain/(loss)	—	(13489)	(2501)	8133	(2501)	15835

D.	Consolidated Business Segment Information:

				( in Lakhs)

	Consolidated
	For the quarter ended			For the nine months ended		For the year ended
Particulars	December 31 2013	September 30 2013	December 31 2012	December 31 2013	December 31 2012	March 31 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	242883	242904	221427	708094	637651	856469
Global Data and Managed Services	204754	198968	173888	583299	500711	675343
South Africa Operations	51833	53194	47877	152766	142138	188548
Others	130	195	219	500	749	935

Total	499600	495261	443411	1444659	1281249	1721295

Segment result
Global Voice Solutions	38689	42907	35330	122165	103312	140359
Global Data and Managed Services	133761	128118	110383	374266	323699	431205
South Africa Operations	14562	9718	227	30092	2976	5148
Others	(395)	(187)	(506)	(759)	(900)	(3544)

Total	186617	180556	145434	525764	429087	573168

Less:
(i) Finance Costs	19756	20100	18883	56485	60633	79414
(ii) Other Unallocable Expenses (net)*	154557	147295	143227	421402	421139	536825

Profit / (Loss) before Taxes	12304	13161	(16676)	47877	(52685)	(43071)

* Includes Exceptional Items gain/(loss)	—	—	(7914)	21622	(7914)	10418

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signalling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and comprise wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above standalone and consolidated results of the Company for the quarter and nine months ended December 31, 2013 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and taken on record and approved by the Board of Directors at their meeting held on February 12, 2014.

2.	Other Income includes:

Foreign Exchange Fluctuation

				( in Lakhs)

	For the quarter ended			For the nine months ended		For the year ended
Net foreign exchange gain/(loss)	December 2013	September 2013	December 2012	December 2013	December 2012	March 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	365	735	21	(191)	1095	1543
- Consolidated	(1605)	212	(232)	(2950)	(286)	(1448)

3.	Other operating income in the standalone and consolidated financial statements for the quarter and nine months ended December 31, 2013, comprises an amount of 4235 lakhs towards export benefits received.

4.	Network costs in the consolidated financial statements for the quarter and nine months ended December 31, 2013 is net of write back amounting to 3371 lakhs in respect of earlier years with respect to Neotel.

5.	During the quarter ended September 30, 2013, VSNL SNOSPV Pte Ltd (SNOSPV), a wholly owned subsidiary of Tata Communications Limited, has entered into exclusive discussions with Vodacom Group Limited (Vodacom) to sell all of the issued share capital of Neotel, held directly or indirectly by SNOSPV. Discussions with Vodacom are in progress.

6.	Results include exceptional items:

a.	For the quarter ended September 30, 2013 and nine months ended December 31, 2013, in respect of the standalone financial statements amounting to 13489 lakhs relating to the provision towards diminution in carrying amount of investments and advances in Neotel.

b.	For the nine months ended December 31, 2013, in respect of the standalone and consolidated financial statements, an amount of 21622 lakhs towards Input credits against certain statutory obligations relating to earlier periods that have been accounted for during the quarter ended June 30, 2013 on crystallization of the entitlements to such credits.

c.	For the quarter and nine months ended December 31, 2012, in respect of the standalone and consolidated financial statements, employee cost optimization expenses amounting to 2501 lakhs and 7914 lakhs respectively.

d.	For the financial year ended March 31, 2013, in respect of the standalone financial statements, Employee cost optimization expenses amounting to 3127 lakhs and gain on sale of fixed asset of 18962 lakhs and in respect of consolidated financials, employee cost optimization expenses amounting to 8544 lakhs and gain on sale of fixed asset of 18962 lakhs.

7.	During the year 2013, the Company had approached the Bombay High Court for approval of the proposed “Scheme of Arrangement” (“the Scheme”) between the Company and S&A Internet Services Private Limited (“the Subsidiary Company”), for transfer of the IDC division (Colocation Service division of the Company) on a going concern basis to the Subsidiary Company. Pending approval of the Bombay High Court, these financial results do not include any adjustments that may arise on implementation of the Scheme.

8.	The previous period’s figures have been rearranged wherever necessary to make them comparable with the current period’s figures.

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR
MANAGING DIRECTOR &
GROUP CEO

Place:	Mumbai.
Date:	February 12, 2014